Subordinated Notes Offering August 2022 Filed Pursuant to Rule 433 Supplementing the Preliminary Prospectus Dated August 15, 2022 Registration No. 333 - 260993 August 15, 2022

2 Forward - Looking Statements & Other Disclaimers This presentation contains forward - looking statements within the meaning of the federal securities laws . These statements include statements with respect to Flushing Financial Corporation’s (“we”, “our”, “us” or the “Company”) beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance and involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control and that may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward - looking statements . All forward - looking statements are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from any results expressed or implied by such forward - looking statements . Such factors include, among others, the impact of the COVID - 19 pandemic, changes in interest rates, the mix of loan types, failure to effectively manage our liquidity, our ability to obtain brokered deposits, highly competitive markets, changes in national and/or local economic conditions, changes in laws and regulations, banking industry conditions and regulation, a failure in or breach of operational or security systems or infrastructure, changes in cybersecurity or privacy regulations, increased delays in foreclosure proceedings, our inability to hire or retain key personnel, uncertainty surrounding the elimination of LIBOR, global climate change, ESG requirements, impairment of goodwill recorded as a result of acquisitions, realization of our deferred tax assets, and changes in interest rates, including recent and perhaps future increases fueled by inflation . These and other factors are more fully described under “Risk Factors” in Item 1 A of our most recent Annual Report on Form 10 - K for the fiscal year ended December 31 , 2021 , filed with the SEC on March 7 , 2022 , and other factors discussed in the filings we make with the SEC under the Securities Exchange Act of 1934 , as amended . All forward - looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements . Forward - looking statements speak only as of the date on which such statements are made . Except as required by law, we disclaim any obligation to update these forward - looking statements, whether as a result of new information, future events or otherwise . There is no assurance that future results, levels of activity, performance or goals will be achieved .

3 Additional Information and Where to Find It The Company has filed a registration statement (including a prospectus) (File No . 333 - 260993 ) and a preliminary prospectus supplement with the Securities and Exchange Commission ("SEC") for the offering to which this presentation relates . Before you invest, you should read the prospectus and the preliminary prospectus supplement and the other documents that the Company has filed with the SEC for more complete information about the Company and the offering . You may get these documents for free by visiting EDGAR on the SEC's website at www . sec . gov . Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you copies of the prospectus and the preliminary prospectus supplement relating to the offering if you request it by emailing Piper Sandler & Co . at fsg - dcm@psc . com .

4 Terms of the Proposed Subordinated Notes Offering Flushing Financial Corporation Issuer Subordinated Notes due 2032 Security Fixed - to - Floating Rate Structure 10 - year (non - call for 5 years) Term Book - Running Managers General corporate purposes Use of Proceeds SEC Registered Issuance Type Kroll Bond Rating Agency: BBB - Expected Security Rating¹ 1 A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any tim e b y the assignment rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating

5 Investment Highlights Conservative Underwriting with History of Solid Value Creation ► Leading Community Bank in the Greater NYC Area ► Well Diversified and Low Risk Loan Portfolio ► History of Sound Credit Quality since IPO in 1995 ► Asian Banking Niche ► Well Positioned to Capture Market Share Through In - Market Merger Disruption

Flushing Financial Snapshot (NASDAQ: FFIC)

YTD 2Q22 Key Statistics

Balance Sheet & Market Data	
Assets	$8.3B
Loans	$6.7B
Deposits	$6.4B[1]
Equity	$0.7B
Dividend Yield	4.14%[3]
Market Cap.	$637MM[3]

Financial Highlights	
GAAP/Core ROAA[2]	1.06% / 1.00%
GAAP/Core ROAE[2]	12.91% / 12.08%
GAAP/Core PPNR / AA[2]	1.54% / 1.46%
Efficiency Ratio[2]	55.5%
Tangible Book Value[2]	$21.71/share

Footprint

Deposits primarily from 25 branches in multi-cultural neighborhoods and our online division, consisting of iGObanking.com® and BankPurely®



Manhattan
Queens
Brooklyn
Nassau
Suffolk

Competitive Advantages

Strong Franchise and Diverse Business Mix

- **Bank founded in 1929** with long operating history of servicing the local markets in which it operates
- **Diversified loan portfolio** with focus on commercial business loans, multi-family mortgages, and commercial real estate
- Current/historical **strong credit** and capital positions
  - Total real estate portfolio average LTV of <38.0%

Track Record of Long Term Outperformance

- Of the 69 publicly traded banks in Flushing's markets in 1995, only 9 remain; **FFIC has a total return of 1,011%** compared to 802% for the peer median[4] and 936% for the S&P 500 Total Return[4]
- Has maintained or increased its dividend over the past 105 consecutive quarters

Strategic Opportunities

- **Optimizing funding mix** through internet banks and Asian initiatives
- Proactively managing balance sheet to **enhance net interest income**
- Increase customer usage of **mobile and online banking technology platform**

[1] Includes mortgagors' escrow deposits; [2] See Appendix for reconciliation of Non-GAAP financial metrics; shown annualized; [3] Calculated using 6/30/22 closing price of $21.26 and 2Q22 dividends per share annualized; [4] Performance calculated from 11/21/1995 to 6/30/22; Banks include: CARV, CNOB, DCOM, FLIC, LBAI, NYCB, UNTY, and VLY

FFIC FLUSHING Financial Corporation

6

7 Strong Asian Banking Market Focus 15% of Total Deposits 1 $34B Market Potential (~3% Market Share 1 ) 6.9% FFIC 5 Year Asian Market CAGR vs 3.7% 2 for the Comparable Asian Markets 1 Includes mortgagors’ escrow deposits 2 As of June 30, 2021; Latest FDIC Data; includes Elmhurst Asian Communities – Total Loans $792.5MM and Deposits $ 959.8 MM Multilingual Branch Staff Serves Diverse Customer Base in NYC Metro Area Growth Aided by the Asian Advisory Board Expansion into Elmhurst (Queens) on June 6, 2022 Sponsorships of Cultural Activities Support New and Existing Opportunities

8 Experienced Executive Leadership Team All Senior Executives Have Over 20 Years of Experience in Banking Aligned Investor Interest with Insider Ownership of 6.1%² Allen Brewer SEVP, Chief Information Officer Tom Buonaiuto SEVP, Chief of Staff, Deposit Channel Executive Vincent Giovinco EVP, Commercial Real Estate Lending Jeoung Jin EVP, Residential and Mixed Use Theresa Kelly EVP, Business Banking Patricia Mezeul EVP, Director of Government Banking 14 years 48 years 14 years 1 30 years 2 years 24 years 24 years 29 years 16 years 38 years 14 years 42 years 1 Previously President and COO of Empire Bancorp and Empire National Bank from its inception in February 2008 until the sale to Fl ushing in October 2020. 2 Directors and executive officers as of June 30, 2022. John Buran President and CEO Maria Grasso SEVP, COO, Corporate Secretary Susan Cullen SEVP, CFO, Treasurer Francis Korzekwinski SEVP, Chief of Real Estate Michael Bingold SEVP, Chief Retail and Client Development Officer Douglas McClintock SEVP, General Counsel FFIC: 21 years Industry: 45 years 16 years 36 years 7 years 32 years 29 years 33 years 9 years 39 years <1 year 46 years

2Q22 Highlights: $0.81 GAAP EPS and $0.70 Core EPS

	2Q22	1Q22	4Q21	3Q21	2Q21	Y/Y Change		Q/Q Change	
Reported Results									
Net Income ($MM)	$25.04	$18.22	$18.08	$25.41	$19.26	30	%	37	%
PPNR ($MM)	$36.56	$26.00	$23.59	$27.89	$23.82	53	%	41	%
ROAA	1.22 %	0.91 %	0.89 %	1.26 %	0.93 %	29	bps	31	bps
ROAE	15.00	10.83	10.77	15.42	11.95	305	bps	417	bps
NIM FTE	3.35	3.36	3.29	3.34	3.14	21	bps	-1	bps
Efficiency Ratio[1]	49.3	59.9	62.2	56.6	58.8	-953	bps	-1059	bps
Core[2] Results									
Net Income ($MM)	$21.52	$18.97	$20.97	$27.83	$22.99	-6	%	13	%
PPNR ($MM)	$32.32	$27.01	$27.26	$31.13	$30.00	8	%	20	%
ROAA	1.05 %	0.94 %	1.04 %	1.38 %	1.11 %	-6	bps	11	bps
ROAE	12.90	11.27	12.49	16.88	14.27	-137	bps	163	bps
NIM FTE	3.33	3.31	3.21	3.27	3.14	19	bps	2	bps
Efficiency Ratio[1]	52.3	58.9	58.7	52.3	53.4	-111	bps	-660	bps

- GAAP Net Income $25.0MM, increasing 30% YoY; Core Net Income was $21.5MM[2], differential driven by life insurance proceeds and net positive fair value adjustments in Q2
- GAAP ROAA and ROAE 1.22% and 15.00%, respectively; Core ROAA and ROAE were 1.05%[2] and 12.90%[2], respectively
- GAAP NIM increased 21 bps YoY; Core NIM rose 2 bps during 2Q22 to 3.33%[2]
- PPNR of $36.6MM, significantly improved YoY; Core PPNR[2] was $32.3MM
- GAAP efficiency ratio of 49.28%; Core efficiency ratio of 52.27%
- Period end loans, excluding Paycheck Protection Program ("PPP"), increased 3.4% from a year ago and 2.6% QoQ
- Average core deposits[3] increased to 87.3% of total average deposits in 2Q22 compared to 84.0% a year ago; average noninterest-bearing deposits up 13.1% YoY
- NPAs increased to 59 bps of assets; driven by three relationships, one of which was resolved after quarter end; LTV on NPAs is 50.7%
- Total real estate portfolio has an average LTV of <38.0%
  - 78% of all real estate loans have an LTV of 60% or less
- TCE/TA of 7.82%; Tier 1 Leverage of 8.91%; The Company and the Bank remain well capitalized under all applicable regulatory requirements

FFIC FLUSHING Financial Corporation

[1] Efficiency ratio calculated by dividing non-interest expenses by the total of net interest income and non-interest income
[2] See Reconciliation of GAAP Earnings and Core Earnings in Appendix
[3] Includes mortgagors' escrow deposits

9

Record Loan Closings; Loan Pipeline Remains At Elevated Levels 10 ▪ Closings accelerated in 2Q22 – Closings up 63.0% YoY excluding PPP – Organic growth opportunity remains – Closings could slow with rising interest rates ▪ Pipeline up 34.7% YoY – Second highest level after a record last quarter – Composition mirrors the current loan mix (~10% Residential - Mixed Use, ~60% CRE and ~30% Business Banking) – Weighted average yield of 4.38% ▪ Loan pull through rates remain strong – Pull through rates were 75.9% in 2Q22 compared to 76.7% in 1Q22 and 86.3% in 2Q21 Loan Pipeline Up 34.7% YoY ($MM) $432.6 $530.7 $429.3 $663.7 $582.6 $324.4 $243.9 $362.7 $329.3 $503.8 $- $100.0 $200.0 $300.0 $400.0 $500.0 $600.0 $700.0 2Q21 3Q21 4Q21 1Q22 2Q22 Loan Pipeline Loan Closings

11 25 Year Track Record of Steady Growth Core PPNR ($MM)³ Core Net Income ($MM)³ Tangible Book Value Per Share ($) Assets ($B) Total Gross Loans ($B)¹ Total Deposits ($B) ² $3.3 $40.5 1995 2000 2005 2010 2015 2020 YTD 2Q22 $6.3 $59.3 1995 2000 2005 2010 2015 2020 YTD 2Q22 $0.6 $6.4 1995 2000 2005 2010 2015 2020 2Q22 $0.3 $6.8 1995 2000 2005 2010 2015 2020 2Q22 $0.7 $8.3 1995 2000 2005 2010 2015 2020 2Q22 10% CAGR 9% CAGR 13% CAGR 12% CAGR 4 13% CAGR 4 $4.86 $21.71 0.00 5.00 10.00 15.00 20.00 25.00 1995 2000 2005 2010 2015 2020 2Q22 6% CAGR Note: Acquisition of Empire Bancorp in 2020 (loans and deposits acquired of $685MM and $854MM, respectively; assets acquired of $982MM); See Reconciliation of GAAP Earnings and Core Earnings as well as GAAP revenue to Core PPMR in Appendix ¹ Includes PPP balances of $151.9M and $22.2M as of December 31, 2020 and June 30, 2022, respectively ² Includes mortgagors’ esc row deposits ³ For the 12 - month periods ending December 31, 1995 through December 31, 2005, core financial metrics are assumed to equal GAAP financial metrics ⁴ Core PPNR and Core Net Income CAGRs calculated based on 1995Y through YTD 2Q22, annualized metrics Aggregate Dividends Paid Since 1995: $329.3MM Aggregate Share Buybacks Completed Since 1995: $241.6MM

Well-positioned to Benefit from Industry Merger Disruption


42 people recruited (18 Revenue Producers) from Merged Institutions Since March 31, 2021

Current Pro Forma U.S. Branches

- ★ Flushing Financial (FFIC)[1]
- M&T Bank (MTB)/ People's United Financial (PBCT) (Closed April 1, 2022)
- Webster Financial (WBS)/ Sterling Bancorp (STL) (Closed Feb 1, 2022)
- Citizens Financial Group (CFG)/ HSBC (Closed Feb 18, 2022) / Investors Bancorp (ISBC) (Closed April 6, 2022)
- New York Community Bancorp (NYCB)/ Flagstar Bancorp (FBC) (Pending)
- Valley National Bancorp (VLY)/ The Westchester Bank (Closed Dec 1, 2021)/ Bank Leumi USA (Closed April 1, 2022)
- Dime Community Bancshares (DCOM) (Closed Feb 1, 2021)
- TD Bank (TD)/First Horizon (FHN) (Pending)
- OceanFirst (OCFC)/Partners (PTRS) (Pending)

- **10 bank mergers** have been announced or closed involving Long Island area banks [2]
- **Out of the $328B of total industry deposits** in Nassau, Queens, Kings, and Suffolk Counties, $87B or 27% involve a merger participant [3]
- **93% of FFIC's deposits** are in the Long Island market, including Brooklyn and Queens

FFIC FLUSHING Financial Corporation

[1] 24 FFIC branches shown, for illustrative purposes only; Shirley, NY location not pictured
[2] Includes MTB/PBCT, WBS/STL, CFG/ISBC/HSBC, NYCB/FBC, VLY/The Westchester Bank/Bank Leumi USA, DCOM, TD/FHN, and OCFC/PTRS
[3] Based on most recent S&P Global market deposit data (June 30, 2021)

12

Digital Banking Usage Continues to Increase 13 Technology Enhancements Remain a Priority 28% Increase in Monthly Mobile Active Users YoY ~25,000 Active Online Banking Users 27% YoY Growth 14% Digital Banking Enrollment YoY Growth Numerated Small Business Lending Platform $10.7MM of Commitments in 1H22; Higher Yields vs Portfolio JAM FINTOP Early Look at Emerging Technology ~5,000 Zelle ® Transactions >$1.7MM Zelle Dollar Transactions in June 2022

3 4 1 2 Improve and Grow Funding Mix Generate Appropriate ly Priced Loan Growth ▪ Non - interest bearing DDA growth ▪ Increase core deposits ▪ Manage overall deposit costs ▪ Achieve historical loan growth ▪ Price loans in relation to acceptable risk ▪ More emphasis on floating - rate loans Manage Asset Quality Invest in the Future ▪ Continue conservative underwriting ▪ No change to risk profile ▪ Manage through the cycle returns ▪ Capitalize on merger disruption ▪ Continue digital adoption gains ▪ Appropriately manage operating expenses while continuing franchise investments 2022 Strategic Objectives: Growth Through Investment 14 Appropriately Manage the Short Term While Investing for the Long Term

Increase in Core Loan Yields > Increase in Core Deposit Yields 15 GAAP NIM FTE 3.14% 3.34% 3.29% 3.36% 3.35% $61.3 $62.2 $61.2 $62.7 $64.6 3.14% 3.27% 3.21% 3.31% 3.33% 4.06% 4.09% 4.05% 4.04% 4.15% 0.34% 0.30% 0.25% 0.22% 0.29% -0.25% 0.75% 1.75% 2.75% 3.75% 4.75% 5.75% $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 $70.0 2Q21 3Q21 4Q21 1Q22 2Q22 Base NII FTE Net Prepayment Penalties Core NII FTE Core NIM FTE Core Loan Yields Core Deposit Yield ($MM) See Appendix for definitions of Core NII FTE and Core NIM, and Net Prepayment Penalties 11 bps QoQ Increase 7 bps QoQ Increase

Continued Growth in Noninterest Bearing Deposits 16 CDs Decline as a Percentage of Average Deposits 1 Total Average Deposits 1 ($MM) 1 Includes mortgage escrow deposits ▪ Average noninterest bearing deposit up 13.1% YoY ▪ Noninterest bearing deposits are 16.2% of average deposits 1 , up from 14.2% a year ago ▪ 2Q22 checking account openings up 17.6% YoY ▪ Deposit balance activity is consistent with normal seasonality $6,511 $6,408 $6,459 $6,410 $6,441 0.34% 0.29% 0.25% 0.21% 0.29% 0% 0% 0% 0% 1% 1% 1% 0 1000 2000 3000 4000 5000 6000 7000 2Q21 3Q21 4Q21 1Q22 2Q22 Noninterest Bearing NOW Accounts Savings Money Market CDs Mortgage Escrow Deposit Costs Average Noninterest Deposits ($MM) $923.2 $933.4 $976.8 $1,001.6 $1,044.6 -100 100 300 500 700 900 1100 1300 2Q21 3Q21 4Q21 1Q22 2Q22

Limited Deposit Rate Increases in 2Q22



Weighted Average Deposit Beta of 9% in 1H22
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
Average Fed Funds
Deposit Costs

FFIC FLUSHING Financial Corporation

17

$6,717 $6,627 $6,634 $6,601 $6,752 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 2Q21 3Q21 4Q21 1Q22 2Q22 Multifamily Commercial Real Estate Construction 1-4 Family Business Banking Loan Growth Returns; Yields Increase YOY and QoQ 18 Core Loan Yields 4.06% 4.09% 4.05% 4.04% 4.15% Loan Composition Period End Loans ($MM) ▪ Net loans, excluding PPP, increased 3.4% YoY ▪ PPP loans declined 49% QoQ to $22.2MM ▪ Loan pipeline totaled $582.6MM at June 30, 2022, up 34.7% YoY; second highest in history ▪ Core loan yields improve 11 bps QoQ; expect continue improvement with rising rates ▪ Spread between closings and satisfaction yields excluding PPP turned positive in 2Q22 See Appendix for definitions of Core Loan Yields Closings vs Satisfaction Yields Excluding PPP 3.51% 3.64% 3.51% 3.44% 3.92% 3.81% 4.04% 3.90% 3.76% 3.64% - 0.30% - 0.40% - 0.39% - 0.32% 0.28% -0.45% -0.35% -0.25% -0.15% -0.05% 0.05% 0.15% 0.25% 0.35% 3.10% 3.20% 3.30% 3.40% 3.50% 3.60% 3.70% 3.80% 3.90% 4.00% 4.10% 2Q21 3Q21 4Q21 1Q22 2Q22 Closings Yield Ex PPP Satisfaction Yield Ex PPP Spread

46% of the Portfolio to Reprice Upwards Through 2024 19 ▪ Floating rate loans include any loans (including swaps) tied to an index that reprices within 90 days ▪ Loans to reprice ~120 bps higher over time assuming index values as of June 30, 2022 ▪ 15% of loans reprice within a quarter; while 5% and 15% of loans to reprice in 2H22 and 2023, respectively Loan Repricing 1 ($MM) 1 Data as of June 30, 2022; Does not reflect any Fed rate increases after June 30, 2022 $986 $322 $982 $811 4.26% 4.32% 4.23% 4.30% 4.54% 5.96% 5.77% 5.77% - 200 400 600 800 1,000 1,200 Floating 2H22 2023 2024 Adjustable Loan Repricing Maturing Fixed Rate Total Loan Repicing Current Rate Repricing Rate

$321 $196 $75 $230 $50 2.09% 1.61% 0.57% 0.70% 0.80% 2023 2024 2025 Effective Swaps Maturities Forward Swaps Start Date Effective WA Rate Forward WA Rate $MM 20 Swaps Help Protect NIM from Rising Short - Term Rates ▪ The balance sheet naturally improves over the next two years without any changes in rates – $592MM of effective swaps at 1.74%; current drag on NIM; the majority mature by the end of 2025 – $280MM of forward starting swaps at 0.72% that largely replace the current effective swaps

21 Loan Composition Mortgage Loans $2.5 48% $1.9 35% $0.6 11% $0.2 5% $0.1 1% Multifamily Residential Commercial Real Estate One - to - Four Family ― Mixed - Use One - to - Four Family ― Residential Construction $5.3B Portfolio Commercial Business Loans $1.5B Portfolio Well Diversified Loan Portfolios Within both the Mortgage and Non - Mortgage Segments $1.4 97% $0.0 2% $0.0 1% Commercial Business and Other PPP Small Business Administration

Well Secured Multifamily and CRE Portfolios 22 Underwrite Real Estate Loans with a Cap Rate in Mid - 5s and Stress Test Each Loan Multifamily Geography 16% 31% 19% 17% 17% Bronx Kings Manhattan Queens Other $2.5B Portfolio • Average loan size: $1.1MM • Average monthly rent of $1,307 vs $2,974 1 for the market • Weighted average LTV 2 is 45% with no loans having an LTV above 75% • Weighted average DCR is ~1.8x 3 • Borrowers typically do not sell properties, but refinance to buy more properties • New York overall multifamily market vacancy rates have dropped below 2% again after rising above 3% in 2020 4 • Average loan size: $2.4MM • Weighted average LTV 2 is 50% with no loans having an LTV above 75% • Weighted average DCR is ~1.8x 3 • ~21% of the portfolio outside of branch footprint • Require primary operating accounts Non - Owner Occupied CRE Geography 8% 17% 17% 21% 8% 7% 9% 2% 11% Bronx Kings Manhattan Queens Other NY Nassau Suffolk NJ CT/Other $1.9B Portfolio 1 CoStar New York Multifamily Market Report, 7 - 12 - 2022 2 LTVs are based on value at origination 3 Based on most recent Annual Loan Review ⁴ Marcus & Millichap Multifamily Market Report, Q2 2022

23 Loans Secured by Real Estate Have an Average LTV of <38% Multifamily ▪ Primarily in market lending ▪ Review net operating income and the collateral plus the financial resources and income level of the borrower (including experience in managing or owning similar properties) ▪ ARMs adjust each 5 - year period with terms up to 30 years and comprise 80% of the portfolio; prepayment penalties are reset for each 5 - year period Commercial Real Estate ▪ Secured by in market office buildings, hotels/motels, small business facilities, strip shopping centers, and warehouses ▪ Similar underwriting standards as multifamily ▪ ARMs adjust each 5 - year period with terms up to 30 years and comprise 82% of the portfolio Well Secured and Diversified Real Estate Portfolio Data as of June 30, 2022 58% 11% 7% 9% 4% 6% 3% 2% Multifamily: 58% General Commercial: 11% CRE - Shopping Center: 7% CRE - Strip Mall: 9% CRE - Single Tenant: 4% Office: 6% Industrial: 3% Commercial Special Use: 2% $ 4.4 B Total Portfolio

Well Diversified Commercial Business Portfolio



Real Estate Collateral
$708MM
$1.5B
Total Portfolio
14%
11%
9%
8%
6%
6%
6%
6%
5%
5%
3%
3%
3%
3%
2%
2%
2%
1%
1%
1%
1%
1%

- Other: 14%
- Wholesalers: 11%
- Trucking/ Vehicle Transport: 9%
- Hotels: 8%
- Construction / Contractors: 6%
- Real Estate: 6%
- Manufacturer: 6%
- Financing Company: 6%
- Medical Professionals: 5%
- Professional Services (Excluding Medical): 5%
- Apparel: 3%
- Automobile Related: 3%
- Civic and Social Organizations: 3%
- Theaters: 3%
- Media: 2%
- Schools/ Daycare Centers: 2%
- Restaurants: 2%
- Food Services: 1%
- Fitness and Recreational Sports Centers: 1%
- Airlines: 1%
- Electrical Equipment: 1%
- Healthcare: 1%

Commercial Business

- Primarily in market lending
- Annual sales up to $250MM
- Lines of credit and term loans, including owner occupied mortgages
- Loans secured by business assets, including account receivables, inventory, equipment and real estate
- Personal guarantees are generally required
- Originations are generally $100,000 to $10MM
- Adjustable rate loans with adjustment periods of five years for owner-occupied mortgages and for lines of credit the adjustment period is generally monthly
- Generally not subject to limitations on interest rate increases but have interest rate floors

Average loan size of $1MM, excluding PPP

FFIC FLUSHING Financial Corporation

Data as of June 30, 2022

24

▪ Over two decades and multiple credit cycles, Flushing Financial has a history of better than industry credit quality ▪ Average LTVs on the Real Estate portfolio is <38% 4 – Only $21.7MM of real estate loans (0.3% of gross loans) with an LTV of 75% or more 4 Net Charge - offs Significantly Better Than the Industry; Strong DSR 25 NCOs / Average Loans 0.01% 0.25% 3 -0.2% 0.3% 0.8% 1.3% 1.8% 2.3% 2.8% 3.3% 2001 2003 2005 2007 2009 2011 2013 2015 2017 2019 2021 FFIC Industry 3 basis points of Net Recoveries to Average Loans in 2Q22 1H22 Weighted average debt service ratios (DSR) for Multifamily and NOO CRE portfolios at 1.8x 1 - 200 bps shock increase in rates produces a weighted average DSR of >1.25x 2 - 10% increase in operating expense yields a weighted average DSR of >1.50x 2 - 200 bps shock increase in rates and 10% increase in operating expenses results in a weighted average DSR >1.15 2 3 1 Based on most recent Annual Loan Review 2 Based on a sample of loan comprising 89% of loans adjusting from (2022 - 2024) with no increase in rents or total income 3 “Industry” includes FDIC insured institutions from “FDIC Statistics At A Glance” through March 31, 2022 4 Based on appraised value at origination

$2,532 $1,865 $561 $243 $8 $72 $41 $1,431 Multi-family residential Commercial real estate One-to-four family - mixed- use property One-to-four family - residential Co-operative apartments Construction Small Business Administration Commercial business and other Loan Balance ($MM) 1.03% 1.04% 0.87% 0.90% 0.85% 0.75% 0.85% 0.95% 1.05% 1.15% 1.25% 1.35% 2Q21 3Q21 4Q21 1Q22 2Q22 Criticized & Classified Loans / Gross Loans 0.22% 0.25% 0.19% 0.17% 0.59% 2Q21 3Q21 4Q21 1Q22 2Q22 NPAs / Assets 26 Continued Strong Credit Quality NPAs / Assets Criticized and Classified Loans / Gross Loans ACL / Gross Loans & ACL / NPLs ACL by Loan Segment (2Q22) 50.7% LTV on 2Q22 NPAs 1 242.6% 179.9% 248.7% 266.1% 141.1% 0.64% 0.55% 0.56% 0.57% 0.58% 0% 0% 0% 1% 1% 1% 1% 1% 2% 2% 2% 0% 50% 100% 150% 200% 250% 300% 2Q21 3Q21 4Q21 1Q22 2Q22 ACLs / NPLs ACLs / Loans Allowance for Credit Losses / Loan Balance 0.37% 0.45% 0.35% 0.36% --- 0.42% 5.22% 1.24% 1 Increase in 2Q22 driven by three relationships, one of which was resolved after quarter end; Largest outstanding relationship of $24M has combined LTV of 63%, collateralized by commercial real estate in Manhattan; Other outstanding relationship of $10M is an export business also with over - collateralizati on

27 Liquidity & Securities Liquidity Position & Sources (2Q22) AFS Securities Portfolio (2Q22) HTM Securities Portfolio (2Q22) Agency MBS $7.9 Muni Tax Exempt $66.2 U.S. Treasuries $83.0 MBS $510.9 CLO $126.0 Corporate Bonds $124.5 Other $1.7 Mutual Fund $11.6 $ 74 MM Total Portfolio $858MM Total Portfolio Interest Earning Deposits 2% FHLB Borrowing Capacity 61% Cash Lines 21% Unencumbered Securities Collateral 16% $3.3B Source $MM Excess Cash $54.6 FHLB Borrowing Capacity 2,019.6 Cash Lines with Commercial Banks 695.0 Unencumbered Securities Collateral 546.4 Total $3,315.6 39.8%¹ Total Liquidity / Total Assets 1 Total Liquidity to Total Assets assumes 5% haircut on unencumbered securities collateral

28 Double Leverage & Interest Coverage Actual Pro Forma For the Twelve Months Ended, Year-to-Date Year-to-Date ($ in thousands) 12/31/2019 12/31/2020 12/31/2021 6/30/2022 6/30/2022 Investment in Subsidiaries $685,975 $728,097 $845,561 $835,830 $884,705 Consolidated Equity $579,672 $618,997 $679,628 $670,812 $670,812 Double Leverage Ratio 118.3% 117.6% 124.4% 124.6% 131.9% Pre-Tax Income $53,331 $45,182 $109,278 $59,611 $58,174 Deposit Interest Expense $88,057 $42,312 $20,324 $8,094 $8,094 Borrowings Interest Expense $28,959 $26,816 $20,269 $9,308 $9,308 Subordinated Debt Interest - Proposed Offering – – – – $1,438 Total Interest Expense $117,016 $69,128 $40,593 $17,402 $18,840 Income Available to Service All Interest $170,347 $114,310 $149,871 $77,013 $77,013 Interest Coverage (including deposit expense) 1.46x 1.65x 3.69x 4.43x 4.09x Interest Coverage (excluding deposit expense) 2.84x 2.68x 6.39x 7.40x 6.41x Note: For illustrative purposes, assumes $50 million of gross proceeds from the subordinated notes (net proceeds of $48.875 m ill ion after 1.25% underwriting spread and $500k of expenses) and 100% downstreamed to the Bank at June 30, 2022; Assumes 5.75% interest rate on current issuance of subordinated debt

29 Pro Forma Capitalization: Holding Company Sub Debt Pro Forma Actual Issuance For Sub Debt ($ in thousands) 6/30/2022 Adjustments 6/30/2022 Holding Company Regulatory Capital Common Equity Tier 1 Capital $686,258 – $686,258 Other Tier 1 Instruments 53,518 – 53,518 Tier 1 Capital Deductions – – – Tier 1 Capital 739,776 – 739,776 ALLL 38,271 – 38,271 Existing Sub Debt Tier 2 Capital 125,000 – 125,000 Proposed Sub Debt – 50,000 50,000 Tier 2 Capital 163,271 50,000 213,271 Total Capital $903,047 $50,000 $953,047 Total Assets for Regulatory Ratios Risk-Weighted Assets $6,522,710 $9,775 $6,532,485 Total Assets For Leverage Ratio $8,304,416 $48,875 $8,353,291 TCE / TA Tangible Common Equity $650,894 – $650,894 Tangible Assets $8,319,669 $48,875 $8,368,544 Capital Ratios TCE / TA 7.82% 7.78% Leverage Ratio 8.91% 8.86% Common Equity Tier 1 Ratio 10.52% 10.51% Tier 1 Ratio 11.34% 11.32% Total Capital Ratio 13.84% 14.59% Note: For illustrative regulatory capital purposes, assumes $50 million of gross proceeds from the subordinated notes (net pr oce eds of $48.875 million after 1.25% underwriting spread and $500k of expenses) and a risk – weighting of 20%

30 Historical Consolidated Regulatory Capital Ratios Tangible Common Equity / Tangible Assets (%) Tier 1 Leverage Ratio (%) Tier 1 Ratio (%) Total Risk - Based Capital Ratio (%) 8.2% 7.8% 8.0% 7.5% 8.2% 7.8% 7.8% 2017 2018 2019 2020 2021 June 30 2022 Sub Debt Issuance 9.0% 8.7% 8.7% 8.4% 9.0% 8.9% 8.9% 2017 2018 2019 2020 2021 June 30 2022 Sub Debt Issuance 12.4% 11.8% 11.8% 10.5% 11.8% 11.3% 11.3% 2017 2018 2019 2020 2021 June 30 2022 Sub Debt Issuance 14.5% 13.7% 13.6% 12.6% 14.3% 13.8% 14.6% 2017 2018 2019 2020 2021 June 30 2022 Sub Debt Issuance 2Q22 Pro Forma 2Q22 Pro Forma 2Q22 Pro Forma 2Q22 Pro Forma Historical and Pro Forma Capital for Subordinated Notes Issuance Note: See page 28 for detailed assumptions on issuance amount and illustrative terms; Financial data as of June 30, 2022

31 ▪ Long history of superior credit quality – Loan losses consistently below industry levels – Average real estate LTVs <38% – Weighted average Debt Service Coverage Ratio of 1.8x for multifamily and NOO CRE ▪ Benefiting from merger disruption – Since March 31, 2021, added 42 people from announced/recently closed mergers; 18 are revenue producing – Record loan closings in 2Q22 – Record levels of DDA balances in 2Q22 ▪ Maintaining through - the - cycle goals of ROAA ≥1% and ROAE ≥10% – On a core basis, ROAA of 1.05% and ROAE of 12.90% in 2Q22 ▪ Loan growth expect to remain in current range – Pipeline remains strong; second highest level in history – Record quarterly closings – Expect prepayment speeds to decline over time – Expect higher rates to impact closings ▪ Managed rate increases well in 1H22; will become more challenging with future Fed actions – Overall deposit beta was only 9% in 2Q22 but expect more pressure with each additional Fed move – Loan repricing to provide partial mitigation Key Messages 1 Calculated using 6/30/22 closing price of $21.26 and 2Q22 dividends per share annualized

Appendix

Historical Consolidated Balance Sheet

($ in thousands)	For the Year Ended December 31,					As of Quarter Ended
	2017	2018	2019	2020	2021	June 30, 2022
Cash and due from banks	$51,546	$118,561	$49,787	$157,388	$81,723	$137,026
Securities held to maturity:						
Mortgage-backed securities	7,973	7,953	7,934	7,914	7,894	7,885
Other securities	22,913	24,065	50,954	49,918	49,974	66,230
Securities available for sale, at fair value:						
Mortgage-backed securities	509,650	557,953	523,849	404,460	572,184	510,934
Other securities	228,704	264,702	248,651	243,514	205,052	346,720
Loans, net of fees and costs	5,176,999	5,551,484	5,772,206	6,704,674	6,638,105	6,760,393
Less: Allowance for loan losses	(20,351)	(20,945)	(21,751)	(45,153)	(37,135)	(39,424)
Net loans	$5,156,648	$5,530,539	$5,750,455	$6,659,521	$6,600,970	$6,720,969
Interest and dividends receivable	21,405	25,485	25,722	44,041	38,698	38,811
Bank premises and equipment, net	30,836	30,418	28,676	28,179	23,338	22,285
Federal Home Loan Bank of NY stock, at cost	60,089	57,282	56,921	43,439	35,937	50,017
Bank owned life insurance	131,856	131,788	157,713	181,710	210,754	211,220
Goodwill	16,127	16,127	16,127	17,636	17,636	17,636
Other real estate owned, net	-	-	239	-	-	-
Core deposit intangibles	-	-	-	3,172	2,562	2,282
Right of Use Asset	-	-	41,254	50,743	50,200	46,687
Other assets	61,527	69,303	59,494	84,759	148,989	160,885
Total assets	**$6,299,274**	**$6,834,176**	**$7,017,776**	**$7,976,394**	**$8,045,911**	**$8,339,587**
Due to depositors:						
Non-interest bearing	385,269	413,747	435,072	778,672	967,621	1,081,208
Interest-bearing	3,955,403	4,502,176	4,586,977	5,312,061	5,365,911	5,268,792
Total deposits	$4,340,672	$4,915,923	$5,022,049	$6,090,733	$6,333,532	$6,350,000
Mortgagors' escrow deposits	42,606	44,861	44,375	45,622	51,913	57,577
Borrowed funds:						
Federal Home Loan Bank advances	1,198,968	1,134,993	1,118,528	887,579	636,187	911,186
Subordinated debentures	73,699	74,001	74,319	90,180	122,885	123,083
Junior subordinated debentures, at fair value	36,986	41,849	44,384	43,136	56,472	55,352
Total borrowed funds	$1,309,653	$1,250,843	$1,237,231	$1,020,895	$815,544	$1,089,621
Operating lease liability	-	-	49,367	59,100	54,155	50,346
Other liabilities	73,735	73,085	85,082	141,047	111,139	121,231
Total liabilities	**$5,766,666**	**$6,284,712**	**$6,438,104**	**$7,357,397**	**$7,366,283**	**$7,668,775**
Stockholders' equity						
Common stock	$315	$315	$315	$341	$341	$341
Additional paid-in capital	217,906	222,720	226,691	261,533	263,375	262,860
Treasury stock	(57,675)	(75,146)	(71,487)	(69,400)	(75,293)	(88,342)
Retained earnings	381,048	414,327	433,960	442,789	497,889	527,217
Accumulated other comprehensive loss, net of taxes	(8,986)	(12,752)	(9,807)	(16,266)	(6,684)	(31,264)
Total stockholders' equity	**$532,608**	**$549,464**	**$579,672**	**$618,997**	**$679,628**	**$670,812**

FFIC FLUSHING Financial Corporation
33

Historical Consolidated Income Statement

($ in thousands)	For the Year Ended December 31,					Six Months Ended
	2017	2018	2019	2020	2021	June 30, 2022
Interest Income	$234,585	$256,998	$278,956	$264,327	$288,562	$145,611
Interest Expense	61,478	89,592	117,016	69,128	40,593	17,402
Net Interest Income	**$173,107**	**$167,406**	**$161,940**	**$195,199**	**$247,969**	**$128,209**
Provision (Benefit) for Loan and Losses	9,861	575	2,811	23,129	(4,944)	2,948
Net Interest income after provision for credit loss	**$163,246**	**$166,831**	**$159,129**	**$172,070**	**$252,913**	**$125,261**
Banking services fee income	$4,156	$4,030	$3,723	$4,500	$5,965	$2,540
Net gain on sale of loans	603	168	870	48	335	73
Net gain (loss) on sale of securities	(186)	(1,920)	(15)	(701)	113	-
Net gain on disposition of assets	-	1,141	770	-	621	-
Net gain (loss) from fair value adjustments	(3,465)	(4,122)	(5,353)	(2,142)	(12,995)	724
Federal Home Loan Bank of New York stock dividends	3,081	3,576	3,589	3,453	2,097	804
Life insurance proceeds	1,405	2,998	462	659	-	1,536
Bank owned life insurance	3,227	3,099	3,534	3,814	4,044	2,229
Other income	1,541	1,367	1,891	1,412	3,507	760
Total Noninterest Income	**$10,362**	**$10,337**	**$9,471**	**$11,043**	**$3,687**	**$8,666**
Salaries and employee benefits	$62,087	$64,560	$67,765	$74,228	$88,310	$44,758
Occupancy & equipment	10,409	10,079	11,328	12,134	14,002	7,364
Professional services	7,500	8,360	8,358	9,374	7,439	4,507
FDIC deposit insurance	1,815	2,115	869	2,676	2,951	1,035
Data processing	5,238	5,663	5,878	8,586	7,044	2,807
Depreciation and amortization	4,832	5,792	5,930	6,212	6,425	2,907
Other real estate owned / foreclosure expense	404	(94)	204	216	323	116
Net loss (gain) from sales of real estate owned	(50)	(27)	-	36	-	-
Prepayment penalty on borrowings	-	-	-	7,834	-	-
Other operating expenses	15,239	15,235	14,937	16,635	20,828	10,822
Total Noninterest Expense	**$107,474**	**$111,683**	**$115,269**	**$137,931**	**$147,322**	**$74,316**
Pre-Tax Income	**$66,134**	**$65,485**	**$53,331**	**$45,182**	**$109,278**	**$59,611**
Provision for Taxes	25,013	10,395	12,052	10,508	27,485	16,357
Effective Tax Rate (%)	*37.8%*	*15.9%*	*22.6%*	*23.3%*	*25.2%*	*27.4%*
Net Income	**$41,121**	**$55,090**	**$41,279**	**$34,674**	**$81,793**	**$43,254**

FFIC FLUSHING Financial Corporation

34

Reconciliation of GAAP Earnings and Core Earnings 35 Non - cash Fair Value Adjustments to GAAP Earnings The variance in GAAP and core earnings is partly driven by the impact of non - cash net gains and losses from fair value adjustments . These fair value adjustments relate primarily to swaps designated to protect against rising rates and borrowing carried at fair value under the fair value option . As the swaps get closer to maturity, the volatility in fair value adjustments will dissipate . In a declining interest rate environment, the movement in the curve exaggerates our mark - to - market loss position . In a rising interest rate environment or a steepening of the yield curve, the loss position would experience an improvement . Core Net Income, Core Diluted EPS, Core ROAE, Core ROAA, Pre - provision, Pre - tax Net Revenue, Core Net Interest Income FTE, Core Net Interest Margin FTE, Core Interest Income and Yield on Total Loans, and Yield on Total Loans, Core Noninterest Income, Core Noninterest Expense and Tangible Book Value per common share are each non - GAAP measures used in this presentation . A reconciliation to the most directly comparable GAAP financial measures appears below in tabular form . The Company believes that these measures are useful for both investors and management to understand the effects of certain interest and noninterest items and provide an alternative view of the Company's performance over time and in comparison to the Company's competitors . These measures should not be viewed as a substitute for net income . The Company believes that tangible book value per common share is useful for both investors and management as these are measures commonly used by financial institutions, regulators and investors to measure the capital adequacy of financial institutions . The Company believes these measures facilitate comparison of the quality and composition of the Company's capital over time and in comparison to its competitors . These measures should not be viewed as a substitute for total shareholders' equity . These non - GAAP measures have inherent limitations, are not required to be uniformly applied and are not audited . They should not be considered in isolation or as a substitute for analysis of results reported under GAAP . These non - GAAP measures may not be comparable to similarly titled measures reported by other companies .

Reconciliation of GAAP Earnings to Core Earnings

(Dollars in thousands, except per share data)	For the three months ended June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	For the six months ended June 30, 2022	June 30, 2021
GAAP income before income taxes	$ 34,971	$ 24,640	$ 22,826	$ 34,812	$ 25,416	$ 59,611	$ 51,640
Net (gain) loss from fair value adjustments (Noninterest income (loss))	(2,533)	1,809	5,140	2,289	6,548	(724)	5,566
Net (gain) loss on sale of securities (Noninterest income (loss))	—	—	—	10	(123)	—	(123)
Life insurance proceeds (Noninterest income (loss))	(1,536)	—	—	—	—	(1,536)	—
Net gain on disposition of assets (Noninterest income (loss))	—	—	—	—	—	—	(621)
Net (gain) loss from fair value adjustments on qualifying hedges (Interest and fees on loans)	60	129	(1,122)	(194)	664	189	(763)
Net amortization of purchase accounting adjustments (Various)	(237)	(924)	(324)	(958)	(418)	(1,161)	(1,207)
Merger (benefit) expense (Various)	—	—	(17)	2,096	(490)	—	483
Core income before taxes	30,725	25,654	26,503	38,055	31,597	56,379	54,975
Provision for income taxes for core income	9,207	6,685	5,535	10,226	8,603	15,892	15,008
Core net income	$ 21,518	$ 18,969	$ 20,968	$ 27,829	$ 22,994	$ 40,487	$ 39,967
GAAP diluted earnings per common share	$ 0.81	$ 0.58	$ 0.58	$ 0.81	$ 0.61	$ 1.39	$ 1.21
Net (gain) loss from fair value adjustments, net of tax	(0.06)	0.04	0.13	0.05	0.15	(0.02)	0.13
Net loss on sale of securities, net of tax	—	—	—	—	—	—	—
Life insurance proceeds	(0.05)	—	—	—	—	(0.05)	—
Net gain on disposition of assets, net of tax	—	—	—	—	—	—	(0.01)
Net (gain) loss from fair value adjustments on qualifying hedges, net of tax	—	—	(0.03)	—	0.02	—	(0.02)
Net amortization of purchase accounting adjustments, net of tax	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)	(0.03)	(0.03)
Merger (benefit) expense, net of tax	—	—	—	0.05	(0.01)	—	0.01
NYS tax change	—	—	—	—	(0.02)	—	(0.02)
Core diluted earnings per common share[1]	$ 0.70	$ 0.61	$ 0.67	$ 0.88	$ 0.73	$ 1.30	$ 1.26
Core net income, as calculated above	$ 21,518	$ 18,969	$ 20,968	$ 27,829	$ 22,994	$ 40,487	$ 39,967
Average assets	8,211,763	8,049,470	8,090,701	8,072,918	8,263,553	8,131,065	8,205,954
Average equity	667,456	673,012	671,474	659,288	644,690	670,219	632,238
Core return on average assets[2]	1.05 %	0.94 %	1.04 %	1.38 %	1.11 %	1.00 %	0.97 %
Core return on average equity[2]	12.90 %	11.27 %	12.49 %	16.88 %	14.27 %	12.08 %	12.64 %

FFIC FLUSHING Financial Corporation

[1] Core diluted earnings per common share may not foot due to rounding
[2] Ratios are calculated on an annualized basis

36

Reconciliation of GAAP to Core Net Interest Income and NIM

(Dollars in thousands)	For the three months ended June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021	For the six months ended June 30, 2022	June 30, 2021
GAAP net interest income	$ 64,730	$ 63,479	$ 62,674	$ 63,364	$ 61,039	$ 128,209	$ 121,931
Net (gain) loss from fair value adjustments on qualifying hedges	60	129	(1,122)	(194)	664	189	(763)
Net amortization of purchase accounting adjustments	(367)	(1,058)	(462)	(1,100)	(565)	(1,425)	(1,487)
Tax equivalent adjustment	131	124	113	113	113	255	224
Core net interest income FTE	$ 64,554	$ 62,674	$ 61,203	$ 62,183	$ 61,251	$ 127,228	$ 119,905
Total average interest-earning assets [1]	$ 7,746,640	$ 7,577,053	$ 7,634,601	$ 7,616,332	$ 7,799,176	$ 7,662,315	$ 7,738,344
Core net interest margin FTE	3.33 %	3.31 %	3.21 %	3.27 %	3.14 %	3.32 %	3.10 %
GAAP interest income on total loans, net	$ 69,192	$ 67,516	$ 68,113	$ 69,198	$ 67,999	$ 136,708	$ 137,020
Net (gain) loss from fair value adjustments on qualifying hedges	60	129	(1,122)	(194)	664	189	(763)
Net amortization of purchase accounting adjustments	(357)	(1,117)	(535)	(1,126)	(624)	(1,474)	(1,352)
Core Interest income on total loans, net	$ 68,895	$ 66,528	$ 66,456	$ 67,878	$ 68,039	$ 135,423	$ 134,905
Average total loans, net [1]	$ 6,647,131	$ 6,586,253	$ 6,566,654	$ 6,642,434	$ 6,697,103	$ 6,616,860	$ 6,704,237
Core yield on total loans	4.15 %	4.04 %	4.05 %	4.09 %	4.06 %	4.09 %	4.02 %

[1] Excludes purchase accounting average balances for all periods presented

FFIC FLUSHING Financial Corporation
37

38 Reconciliation of GAAP Revenue & Pre - Provision Pre - Tax Net Revenue                    (Dollars in thousands)                       GAAP Net interest income $ 64,730 $ 63,479 $ 62,674 $ 63,364 $ 61,039 $ 128,209 $ 121,931 Net (gain) loss from fair value adjustments on qualifying hedges 60 129 (1,122) (194) 664 189 (763) Net amortization of purchase accounting adjustments (367) (1,058) (462) (1,100) (565) (1,425) (1,487) Core Net interest income $ 64,423 $ 62,550 $ 61,090 $ 62,070 $ 61,138 $ 126,973 $ 119,681 GAAP Noninterest income (loss) $ 7,353 $ 1,313 $ (280) $ 866 $ (3,210) $ 8,666 $ 3,101 Net (gain) loss from fair value adjustments (2,533) 1,809 5,140 2,289 6,548 (724) 5,566 Net gain (loss) on sale of securities — — — 10 (123) — (123) Life insurance proceeds (1,536) — — — — (1,536) — Net gain on sale of assets — — — — — — (621) Core Noninterest income $ 3,284 $ 3,122 $ 4,860 $ 3,165 $ 3,215 $ 6,406 $ 7,923 GAAP Noninterest expense $ 35,522 $ 38,794 $ 38,807 $ 36,345 $ 34,011 $ 74,316 $ 72,170 Net amortization of purchase accounting adjustments (130) (134) (138) (142) (147) (264) (280) Merger expense (benefit) — — 17 (2,096) 490 — (483) Core Noninterest expense $ 35,392 $ 38,660 $ 38,686 $ 34,107 $ 34,354 $ 74,052 $ 71,407 Net interest income $ 64,730 $ 63,479 $ 62,674 $ 63,364 $ 61,039 $ 128,209 $ 121,931 Noninterest income (loss) 7,353 1,313 (280) 866 (3,210) 8,666 3,101 Noninterest expense (35,522) (38,794) (38,807) (36,345) (34,011) (74,316) (72,170) Pre-provision pre-tax net revenue $ 36,561 $ 25,998 $ 23,587 $ 27,885 $ 23,818 $ 62,559 $ 52,862 Core: Net interest income $ 64,423 $ 62,550 $ 61,090 $ 62,070 $ 61,138 $ 126,973 $ 119,681 Noninterest income 3,284 3,122 4,860 3,165 3,215 6,406 7,923 Noninterest expense (35,392) (38,660) (38,686) (34,107) (34,354) (74,052) (71,407) Pre-provision pre-tax net revenue $ 32,315 $ 27,012 $ 27,264 $ 31,128 $ 29,999 $ 59,327 $ 56,197 Efficiency Ratio 52.3% 58.9% 58.7% 52.3% 53.4% 55.5% 56.0 % For the three months ended For the six months ended June 30,  March 31, December 31, September 30, June 30,  June 30,  June 30,  20212022 2022 2021 2021 2021 2022

39 Calculation of Tangible Stockholders’ Common Equity to Tangible Assets